

Mail Stop 3233

June 7, 2016

Via E-mail
Ms. Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, Suite 200
Santa Monica, CA 90401

> **Re:** **Douglas Emmett, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 1-33106**
>
> **Douglas Emmett, Inc.**
> **Form 10-Q for the quarterly period ended March 31, 2016**
> **Filed May 6, 2016**
> **File No. 1-33106**

Dear Ms. Gisler:

We have reviewed your response letter filed on May 25, 2016 and have the following additional comment.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2016

Notes to Consolidated Financial Statements

3. Investments in Real Estate, page 13

1. We note your response to our prior comment 1. It appears that you continue to consolidate the joint venture after you reduced your ownership interest to 30%. Please tell us how you determined it is appropriate to consolidate this joint venture after you reduced your ownership interest to 30%. Within your response, please reference the authoritative accounting literature management relied upon.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
    Commodities